Exhibit 99.(a)(1)(F)

FORM OF COMMUNICATION TO ELIGIBLE HOLDERS
CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL OF ELECTION FORM
Date:
To:
From:    NewLink Genetics Corporation
Re:    Confirmation of Receipt of Notice of Withdrawal of Election Form
This message confirms that we have received your Notice of Withdrawal of Election Form (the “Notice of Withdrawal”). This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed and timely received by us, you will have withdrawn all of the Eligible Options listed on the Notice of Withdrawal and you will have revoked your prior acceptance of our offer to exchange such Eligible Options. With respect to those Eligible Options listed on the Notice of Withdrawal, we will not exchange such awards for New Options and you will retain your Eligible Options previously tendered for exchange with their existing exercise price, term, vesting schedule and other terms and conditions.
If your Notice of Withdrawal is properly completed and signed, we will accept your rejection of the Exchange Offer. Your Eligible Options listed on the Notice of Withdrawal will remain outstanding after the Offer closes at 5:00 p.m. Eastern Time on Wednesday, July 31, 2019, unless the Exchange Offer is extended by us.
You should direct questions about the Offer or requests for assistance (including requests for additional or paper copies of the Offer, the Election Form, or other documents relating to the Offer) to Legal Department by sending an email to option.exchange@linkp.com or by calling (515) 296-5555.
Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offer to Exchange Eligible Options for New Options, dated June 20, 2019 (the “Exchange Offer”).